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                            November 13, 2020

       Anne Liversedge
       Corporate Secretary
       Teekay LNG Partners L.P.
       4th Floor, Belvedere Building
       69 Pitts Bay Road
       Hamilton, HM 08
       Bermuda

                                                        Re: Teekay LNG Partners
L.P.
                                                            Form 20-F for the
Year Ended December 31, 2019
                                                            Filed April 9, 2020
                                                            Form 6-K Filed
August 13, 2020
                                                            Response Dated
October 9, 2020
                                                            File No. 001-32479

       Dear Ms. Liversedge:

              We have reviewed your October 9, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 28, 2020 letter.

       Form 6-K Filed August 13, 2020

       Definitions and Non-GAAP Financial Measures, page 6

   1.                                                   We have reviewed your
response to comment 1. Your presentation of the non-
                                                        GAAP measure Adjusted
Revenues includes revenues based on your proportionate
                                                        economic ownership of
each vessel owned by your equity-accounted joint ventures.
                                                        Presentation of revenue
based on proportionate consolidation is appropriate only in
                                                        limited circumstances,
none of which appear to apply to you. As a result, your use of proportionate
consolidation appears to represent the use of a tailored accounting
 Anne Liversedge
Teekay LNG Partners L.P.
November 13, 2020
Page 2
         principle. Revise your presentation to remove revenue recognized based on the use of proportionate consolidation. See FASB ASC paragraphs 323-10-45-1 and 810-10-45-14 and C&DI Question 100.04.
      You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Gus Rodriguez,
Accounting Branch Chief, at 202-551-3752 with any questions.



FirstName LastNameAnne Liversedge                          Sincerely,
Comapany NameTeekay LNG Partners L.P.
                                                           Division of
Corporation Finance
November 13, 2020 Page 2                                   Office of Energy &
Transportation
FirstName LastName